Lost Spirits Distillery Inc.

Financial Statements as of and for the years ended

December 31, 2022 and 2021,

Lost Spirits Distillery Inc. (Erstwhile, Lost Spirit Distillery LLC)

AUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 3

    Statement of Operations 4

    Statement of Changes in Stockholders' Equity 5

    Statement of Cash Flows 6

    Notes to Financial Statements .... 7 - 20

INDEPENDENT ACCOUNTANT'S AUDIT REPORT



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

To the Board of Directors of
Lost Spirits Distillery, Inc.
Las Vegas, NV

Opinion

We have audited the financial statements of Lost Spirits Distillery, Inc., which comprise the balance sheets as of December 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Lost Spirits Distillery, Inc., as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Lost Spirits Distillery, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Lost Spirits Distillery, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lost Spirits Distillery, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Lost Spirits Distillery, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

<u>Going Concern</u>

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 14, 2023
Los Angeles, California

	2022	2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 161,395	$ 165,364
Accounts receivable, net	179,389	85,781
Inventories	281,756	292,945
Prepaids and other current assets	97,191	132,927
Total current assets	719,731	677,017
Noncurrent assets		
Property and equipment, net	4,762,959	5,085,303
Total Assets	$ 5,482,690	$ 5,762,320
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 1,143,408	$ 515,680
Credit cards	63,031	63,654
Accrued expenses	992,750	176,228
Accrued rent	2,915,421	1,096,982
Deferred revenue	612,763	297,296
Loans payable	239,562	270,195
Current portion of long term debt	29,244	29,244
Total current liabilities	5,996,179	2,449,279
Long-term liabilities		
Tenant allowance liability	1,872,151	1,939,098
Settlement liability	280,000	-
Reactor fee	7,500	7,500
Non-qualified stock option deposits	374,558	374,558
Long term loans payable	4,344,349	4,005,632
Total Liabilities	12,874,737	8,776,067
Members' Capital/Shareholders' Deficit		
Common stock	1,979	1,865
Additional paid in capital	9,678,258	7,403,724
Retained earnings / (Accumulated deficit)	(17,072,284)	(10,419,336)
Total Shareholders' Equity	$ (7,392,047)	$ (3,013,747)
Total Liabilities and Shareholders' Equity	$ 5,482,690	$ 5,762,320

See accompanying notes to the financial statements

	2022	2021
Net Sales	$ 9,409,730	$ 2,241,330
Cost of Revenue	745,777	266,262
Gross profit	8,663,953	1,975,068
Operating expenses		
General and administrative	12,038,985	5,623,032
Sales and marketing	2,931,138	941,176
Research and development	35,161	71,004
Total operating expenses	15,005,284	6,635,212
Operating Income/(Loss)	(6,341,331)	(4,660,144)
Other expense (income)		
Interest expense	336,505	116,738
Interest income	-	(204)
Other loss/(income)	(24,887)	(143,811)
Total other expense (income)	328,589	76,111
Income / (Loss) before provision for income taxes	(6,652,949)	(4,632,867)
Provision / (benefit) for income taxes	-	-
NET Income / (Net Loss)	$ (6,652,949)	$ (4,632,867)

See accompanying notes to the financial statements

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Members' Equity / Shareholders' Deficit
	Shares	Amount			
Balance as of December 31, 2020	**16,830,668**	**$ 1,683**	**$ 5,186,377**	**$ (5,786,469)**	**$ (598,409)**
Issuance of stock (net of equity issuance costs)	594,639	60	725,401	-	725,461
Debt conversion	1,223,008	122	1,491,946	-	1,492,068
Net loss	-	-	-	(4,632,867)	(4,632,867)
Balance as of December 31, 2021	**18,648,315**	**$ 1,865**	**$ 7,403,724**	**$ (10,419,336)**	**$ (3,013,747)**
Issuance of stock (net of equity issuance costs)	1,143,808	114	2,274,534	-	2,274,648
Net loss	-	-	-	(6,652,949)	(6,652,949)
Balance as of December 31, 2022	**19,792,123**	**$ 1,979**	**$ 9,678,258**	**$ (17,072,285)**	**$ (7,392,048)**

See accompanying notes to the financial statements

	2022	2021
Cash Flows From Operating Activities:		
Net (loss)	$ (6,652,949)	$ (4,632,867)
Adjustments to reconcile net income to net cash provided/ (used) by operating activities:		
Depreciation of property	719,579	372,139
Changes in operating assets and liabilities:		
Accounts receivable, net	(93,608)	(81,681)
Inventories	11,189	(79,702)
Prepaid expenses and other current assets	35,736	(5,820)
Accounts payable	627,728	153,040
Accrued expenses and other liabilities	815,899	86,201
Accrued interest	351,391	111,066
Deferred revenue	315,467	(94,918)
Accrued rent	1,818,439	849,183
Settlement liabilities	280,000	-
Tenant allowance liability	(66,947)	1,516,166
Net cash used in operating activities	$ (1,838,076)	$ (1,804,193)
Cash flows from investing activities:		
Purchases of property and equipment	(397,235)	(3,436,260)
Net cash used in investing activities	$ (397,235)	$ (3,436,260)
Cash flows from financing activities:		
Cash received from loans, net	50,000	4,676,406
Repayment of debt and long term liabilities	(93,306)	(96,249)
Issuance of stock, net of equity issuance costs	2,274,648	725,460
Net cash provided by financing activities	$ 2,231,342	$ 5,305,617
NET (DECREASE) INCREASE IN CASH	$ (3,969)	$ 65,164
Cash, beginning of year	165,364	100,200
Cash, end of year	$ 161,395	$ 165,364
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 96,180	$ 5,672
Income taxes	-	-
Supplemental schedule of non-cash investing and financing activities		
Issuance of equity in return for note	-	$ 1,492,068

See accompanying notes to the financial statement

1.   NATURE OF OPERATIONS

Lost Spirits Distillery LLC ("the Company" or "Lost Spirits') was formed on July 23, 2010. The company is in the business of manufacturing and sales of alcoholic beverages through its own distillery plant and gift shop located in Los Angeles and Las Vegas. It also runs a boutique restaurant at the Las Vegas location. The company has won many prestigious awards in the liquor industry for innovation, and creativity in the alcohol manufacturing and distribution business. In the retail space, Lost Spirits sells its products through its gift shop, restaurant, and distillery in Los Angeles and Las Vegas, and online through its website, www.lostpsirits.net. Its products are also available for sale to wholesalers through a third-party factoring house named 'Millennium Funding'.

The Company originally established its distillery plant in Los Angeles. In August 2021, it launched its second manufacturing and retail shop in Area 15, Las Vegas, while the operations at Los Angeles have been suspended due to COVID.

On January 21, 2020 – Lost Spirits Distillery LLC, a California limited liability company, was converted into Lost Spirit Distillery Inc., a corporation organized and existing under the laws of the State of Delaware. At the date of conversion, by virtue of the Conversion the Members, or the stockholders of the Corporation, all of the membership units in the LLC outstanding immediately prior to the conversion date were converted into and exchanged for newly and validly issued, fully paid, and nonassessable shares of common stock of the Corporation. Lost Spirits Distillery LLC, membership units are exchanged into shares of Lost Spirits Distillery, Inc. Common Stock upon the conversion based upon the Class A membership units being converted to 381:1 and Class B membership units 285:1. The merger and conversion did not impact on the financial balances of the LSD Inc.

The financial statements of Lost Spirit Distillery Inc., as of Dec 31, 2021 and 2022, represent the consolidated/merged financial statements of Lost Spirit Distillery Inc. post-merger and conversion activities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventory includes finished goods and raw materials consisting principally of agricultural commodities used in the production process, food beverages, and supplies.

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using a first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, which range from five to fifteen years. Leasehold improvements are amortized over the shorter of their estimated useful lives (fifteen years) or term of the related lease.

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the accompanying Statements of Operations.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes the cost of the acquisition of its liquor license, which is an indefinite life intangible asset.

Income Taxes

Lost Spirits Distillery Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09, known as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company from the sale of alcohol, food, and distillery facility tours.

The following table presents the Company's sales disaggregated by major products and services.

Year ended December 31,	2022	2021
Net Sales		
Tour	$ 7,798,256	$ 1,998,923
Alcohol	690,883	201,432
Restaurant	867,497	-
Retail	53,094	40,955
Total Net Sales	**$ 9,409,730**	**$ 2,241,330**

Cost of sales

Costs of goods sold include the cost of raw materials, food, alcohol, supplies and freight and delivery etc. of goods and services sold during the period.

Advertising and Promotion

Advertising and promotion costs are expensed at the time incurred. For the year ended December 31, 2022, and December 31, 2021, the company incurred $2,931,138 and $941,176, respectively, on the Statement of Operations.

Leases

The Company has various operating leases for its properties used as storage, distilleries, tasting rooms and restaurants in Los Angeles and Las Vegas. The cost of the Company's leases and other charges including CAM, taxes, etc. are recognized in the period incurred. Additionally, inducements received from lessors (if any) are treated as a reduction of costs over the term of the agreement. The company has no finance leases as of December 31, 2022, and 2021.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company evaluated the impact this standard will have on its financial statements and determined the adoption of this standard did not have a material impact on its balance sheet, statement of operations, or statement of cash flow. See **Note 12 – Commitment and Contingencies** for more detailed information.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Inventory		
Raw materials	$ 244,316	$ 259,800
Gift shop inventory	28,356	29,910
Restaurant inventory	9,084	3,235
Total Inventory	**$ 281,756**	**$ 292,945**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Prepaids and other current assets consist of the following items:

As of December 31,	2022	2021
Prepaids and other current assets		
Prepaid expenses	$ 15,095	$ -
Security deposits	82,096	132,746
Due from LST (affiliate)	-	181
Total Prepaids and other current assets	**$ 97,191**	**$ 132,927**

Accrued expenses consist of the following items:

As of December 31,	2022	2021
Accrued expenses		
Accrued payroll liabilities	$ 703,897	$ 120,776
Square gift cards	-	1,040
Accrued insurance liabilities	3,712	-
Accrued tax liabilities	285,141	54,412
Total Accrued Expenses	**$ 992,750**	**$ 176,228**

Deferred Compensation Plan

The Company allows our officers to defer a portion of their compensation under the Deferred Compensation Plan. As of December 31, 2022, there were three participants in the Plan. The Company's Obligations related to the Deferred compensation plan are $586,512 and $0 as of December 31, 2022, and December 31, 2021, respectively. The amounts are reported within Accrued payroll liabilities.

Current loans payable consists of the following items:

As of December 31,	2022	2021
Current loans payable		
PayPal working capital	$ 92,756	$ 116,783
Square working capital	40,482	46,401
SBFS LLC	106,324	107,011
Total Current loans payable	**$ 239,562**	**$ 270,195**

5.   PROPERTY AND EQUIPMENT

Property and equipment of the company (less accumulated depreciation) as of December 31, 2022, and 2021 consisted of the following:

As of December 31,	2022	2021
Property and equipment		
Leasehold improvements	$ 4,611,862	$ 4,417,842
Furniture & fixtures	158,140	122,578
Décor	123,658	108,290
Large tools & equipment	367,835	227,581
Distillery	492,889	486,284
Reactor	140,490	140,490
Vehicles	214,890	214,890
Holograms	3,655	3,655
Restaurant	122,416	122,416
Information systems	25,000	25,000
Construction in progress	5,436	-
Other	215	215
Total Property and equipment	**$ 6,266,486**	**$ 5,869,251**
Accumulated depreciation	(1,503,527)	(783,948)
Property and equipment, net	**$ 4,762,959**	**$ 5,085,303**

Depreciation and amortization expense related to property and equipment amounted to $719,579, and $372,139, for the years ended December 31, 2022, and December 31, 2021, respectively, and is included in General and Administrative expense on the Statement of Operations.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's articles of incorporation authorize the issuance of 30,000,000 shares at $0.0001 per share. As of December 31, 2022, there were 19,792,123 shares were issued and outstanding.

During the year ended December 31, 2022, the Company through Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") is also known as Regulation CF raised $2,124,628, net of $147,637 offering fees, through a subscription agreement in which Lost Spirits Distillery Inc., a Delaware corporation, is offering shares of the Company's common stock, par value $0.0001 per share. The purpose of the capital was to fund Vegas location expansion, a portion of the capital was also used to meet the working capital needs of the Company. The Company issued 946,388 Common Stock related to this transaction at $2.40 per share.

The Company also issued a private placement to current investors for $150,000 and issued 122,967 shares of Common Stock at $1.22 per share.

During the year ended December 31, 2021, the Company through Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") is also known as Regulation CF raised $725,460, through a subscription agreement in which Lost Spirits Distillery Inc., a Delaware corporation, is offering shares of the Company's common stock, par value $0.0001 per share. The purpose of the capital was to fund Vegas location expansion, a portion of the capital was also used to meet the working capital needs of the Company. The Company issued 594,639 Common Stock related to this transaction at $1.22 per share.

During the second quarter of 2021, the Company issued Convertible Notes of $1,492,000, principal balance, with an interest rate of 0.13% per annum. The interest shall be due and payable on August 31, 2021 ("Maturity Date"). At the Maturity Date (unless the Maturity Date occurs because of a Liquidation Event),the outstanding principal balance and any unpaid accrued interest of this Note will automatically be converted into shares of the Company's Common Stock at a conversion price equal to$1.22 per share, subject to appropriate adjustment should the Company declare a stock dividend, stock split, combination or other similar recapitalization with respect to its Common Stock.

During the second quarter of 2021 The Convertible Notes mentioned above converted at a stock price of $1.22 per share. The Company issued 1,223,008 shares of Common Stock related to the Conversion.

7.   DEBT

As of December 31, 2022, and December 31, 2021 - the Company has the following sources of funds available from Long Term sources, presented net including accrued interest:

As of December 31,	2022	2021
Long term loans payable		
Member & other notes payable	$ 77,238	$ 77,358
SBA disaster loan	473,295	482,527
Convertible notes	3,424,890	3,076,821
SBA-PPP	368,926	368,926
Total long term loans payable	**$ 4,344,349**	**$ 4,005,632**

Members and Other Notes Payable

The Company has issued Convertible Notes to its members and others at various times amounting to $77,358 and $77,238, for the year ended December 31, 2022, and 2021, respectively.

The purpose of the capital obtained by the way of issue of these notes is to fund the working capital needs of the Company as well as pursue the expansion plans that the Company has for launch of second location at Area15, Las Vegas.

Conversion Price: On the Maturity Date (unless the Maturity Date occurs because of a Liquidation Event), the outstanding principal balance and any unpaid accrued interest on these notes will automatically convert into shares of the Company's Common Stock at a conversion price equal to $1.22 per share, subject to appropriate adjustments, should the Company declare a stock dividend, stock split, combination, or other similar recapitalization with respect to its Common Stock.

Repayment: Unless otherwise converted as provided above, all unpaid principal together with the unpaid and accrued amounts payable shall be due and payable on the earliest of (i) the final closing of the sale of the Company's Common Stock, $0.0001 par value per share under the Company's crowdfunding offering, (ii) the occurrence of an 'Event of Default', or (ii) the occurrence of a Liquidation Event (the earliest date of which being the "Maturity Date").

Interest rate: A simple interest at the rate of 0.12% per annum is payable on the outstanding principal amount from the date of issuance of note until payment in full. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

SBA Disaster Loan

The Company entered into promissory notes with the Small Business Administration ("SBA") for an Economic Injury Disaster Loan in the amount of $500,000 on March 28, 2020. The Loan contains certain covenants which, among other things, restrict the borrower's use of the proceeds of the loan to working capital in order to alleviate economic injury caused by disaster. The loan bears interest at 3.75% per annum and matures 30 years from the date of the promissory Note. In addition, payments will begin 12 months from the date of the promissory note. Company assets are pledged as collateral for this loan, and lender holds first position lender. The loan balance for long-term and current liability, net of payments and accrued interest, was $511,771 and $502,539 as of December 31, 2021, and 2022, respectively. The Company is reporting the current portion of the long-term liability of $29,244 for each period as of December 31, 2022, and 2021, respectively.

Convertible Notes

On September 13, 2022, the Company issued Convertible Notes of $50,000, principal balance, with an interest rate of 10% per annum. The interest shall be due and payable on September 13, 2025 ("Maturity Date"). At the Maturity Date (unless the Maturity Date occurs because of a Liquidation Event), the outstanding principal balance and any unpaid accrued interest of this Note will automatically be converted into shares of the Company's Common Stock at a conversion price equal to $1.22 per share, subject to appropriate adjustment should the Company declare a stock dividend, stock split, combination or other similar recapitalization with respect to its Common Stock.

On July 15, 2021, the Company issued Convertible Notes of $3,000,000, principal balance, with an interest rate of 6% per annum. The interest shall be due and payable on the occurrence of a liquidation event ("Maturity Date"). For purposes of this Note, "Liquidation Event" means (i) any event under which (A) any person alone or persons acting as a group acquires all or substantially all of the assets of the Company by sale, exclusive license or otherwise, or (B) any person alone or persons acting as a group (other than the equity holders of the Company existing as of the date hereof) by merger, consolidation or otherwise shall become the beneficial owner(s) of greater than an aggregate of 50% of the Company's outstanding voting equity interests, (ii) any dissolution or winding-up of the Company, or (iii) the Company's first underwritten public offering of its securities under the Act. Notwithstanding the foregoing, a transaction shall not constitute a Liquidation Event if its purpose is to (A) change the jurisdiction of the Company's incorporation or (B) create a holding company that will be owned in substantially the same proportions by the persons who hold the Company's securities immediately before such transaction.

Upon the substantial completion by Company of the Tenant's Building 2 Work, as defined in the Lease agreement, the outstanding principal balance and any unpaid accrued interest of this Note will automatically be converted into shares of the Company's Common Stock, $0.001 par value. Unless, at the time of such conversion, equity securities senior to the Common Stock are issued and outstanding, in which case the Holder will have the right, but not the obligation, to instead elect to have the outstanding principal balance and any unpaid accrued interest of this Note converted into the most senior equity securities outstanding at the time of conversion. The conversion price in either case shall be equal to $1.22 per share of Conversion Stock, subject to appropriate adjustment should the Company declare a stock dividend, stock split, combination or other similar recapitalization with respect to the Conversion Stock. Except as otherwise provided herein, references to substantial completion in this Note shall mean substantial completion or substantially complete as mutually agreed between the Company and the Landlord.

On the second quarter of 2021, the Company issued Convertible Notes of $1,492,000, principal balance, with an interest rate of 0.13% per annum. The interest shall be due and payable on August 31, 2021 ("Maturity Date"). At the Maturity Date (unless the Maturity Date occurs because of a Liquidation Event), the outstanding principal balance and any unpaid accrued interest of this Note will automatically be converted into shares of the Company's Common Stock at a conversion price equal to$1.22 per share, subject to appropriate adjustment should the Company declare a stock dividend, stock split, combination or other similar recapitalization with respect to its Common Stock. Upon the conversion of the principal amount and any accrued interest under this Note into shares of the Company's Common Stock, the Company will issue to Holder a warrant ("Warrant") in substantially the form permitting Holder to purchase shares of the Company's Common Stock equal to 25% of the number of shares issued upon conversion of this Note at an exercise price of $1.22 per share and otherwise under the terms of the Warrant. As of December 31, 2022 and December 31, 2021 no warrants have been exercised. Please see Note 6 for Conversion activity related to the Convertible Notes.

Paycheck Protection Plan Loan

The Company entered into promissory notes ("PPP Loans") in the amount of $184,520 with Bank of America on May 4th, 2020, under the Paycheck Protection Program ("PPP"). A second PPP loan of $184,406 was received from Bank of America on February 3, 2021. The PPP Loans contain certain covenants which, among other things, restrict the borrower's use of the proceeds of the PPP Loans to the payment of payroll costs, interest on mortgage obligations, rent obligations and utility expenses, and require compliance with all other loans or other agreements with any creditor of the borrower, to the extent that a default under any loan or other agreement would materially affect the borrower's ability to repay the PPP Loans and limit the ability of the borrower to make certain changes to its ownership structure.

The PPP Loans bear interest at 1% per annum and mature in twenty-four months from the date of disbursement of funds. Under certain circumstances, all or a portion of the PPP Loans may be forgiven, however, there can be no assurance that any portion of the PPP Loans will be forgiven, and the Company would not be required to repay the PPP Loans in full. If the PPP Loans are forgiven in full, no interest and principal payments will be required. Interest and principal payments under the PPP Loans will be deferred until such time the amount of forgiveness is determined. The Company has submitted the required paperwork requesting loan forgiveness.

Collateralized debt

As of December 31, 2022, the Company provided secured parties with full right and title of ownership to certain company property as collateral. The secured parties include the Small Business Association (through the EIDL loan), the property lessee for which deferred rent has been granted, parties to certain convertible notes, and a financing company providing short-term working capital. During the period from December 31, 2022 through November 14, 2023, the short-term working capital loan was paid off.

8. NON-QUALIFIED STOCK OPTION DEPOSITS

A sum of $374,558 has been raised by the way of Non-Qualified Stock Option sale by the Company. The options have been sold by way of private placement, exempt from Federal and State securities registration and stay unregistered with the SEC. They are not transferable unless subject to an effective registration statement being filed with the SEC and the applicable State regulator.

Each unit of option is sold at an exercise price of $333 per option, of which $332.94 is payable at the time of purchase of the option and balance $.06 per option is payable on the date of Exercise.

These Options are non-qualified option and are not intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code") or any section or sections of future legislation that amend, supplement, or supersede that section.

No interest is payable by the Company on these deposits.

9. EMPLOYEE BENEFIT PLAN

The Company has established a health plan covering employees after certain eligibility requirements are met. Amounts charged to Payroll expenses for employer contributions, net of recoveries related to the plans totaled $145,457 and $82,139 for the years ended December 31, 2022, and 2021, respectively, and are included in general and administrative expenses on the Statement of Operations.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net operating loss	$ 755,768	$ 1,720,131
Valuation allowance	(755,768)	(1,720,131)
Net provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net operating loss	$ 2,990,647	$ 2,234,879
Valuation allowance	(2,990,647)	(2,234,879)
Total deferred tax asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $14,241,175, and the Company had state net operating loss ("NOL") carryforwards of approximately $14,241,175. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11.   RELATED PARTY

In January 2022, an equity stockholder in the Company made a contribution of $100,000 for 81,967 shares of common stock for the Company's working capital needs.

In February 2022, an equity stakeholder in the Company made a contribution of $50,020 for 41,000 shares of common stock for the Company's working capital needs.

In September 2022, an equity stakeholder in the Company contributed $50,000 for convertible notes for the Company's working capital needs.

12.   COMMITMENTS AND CONTINGENCIES

Operating Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASC 842"). The FASB issued this Accounting Standards Update ("ASU") to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet for those leases classified as operating leases and finance leases under current U.S. GAAP and disclosing key information about leasing arrangements. Enhanced disclosures are also required to give financial statement users the ability to assess the amount, timing and uncertainty of cash flows arising from leases. The standard was adopted by the Company effective January 1, 2022.

As a result of the adoption of the new accounting standard, the Company elected transition-related practical expedients as accounting policies which allowed it to not reassess, as of the adoption date, (1) whether any expired or existing contracts are or contain leases, (2) the classification of any expired or existing leases, and (3) if previously capitalized initial direct costs qualify for capitalization under ASC 842. The Company elected the practical expedient option to not separate lease and non-lease components for all of its leases, and also elected the short-term lease recognition exemption that keeps leases with an initial term of 12 months or less excluded from balance sheet.

The Company engages in various operating facility leases under noncancelable operating leases which require monthly payments for operations and storage. Total lease expenses were in the amount of $1,827,855 and $2,878,930 for the years ended December 31, 2021, and 2022, respectively, and are included in general and administrative expenses on the Statement of Operations. Operating cash flows from operating leases were $1,016,477 and $1,250,766 for the years ended December 31, 2021, and 2022, respectively.

The Company assessed its lease population as of December 31, 2022, and determined that due to ongoing landlord negotiations, the closure of the Los Angeles location, and the month-to-month nature of certain leases, the Company did not have any long-term leases with fixed payments requiring recognition of an ROU asset and associated lease liabilities. Short-term and variable lease payments are recognized as lease expenses as they are incurred. Accrued rent presented on the Company's balance sheet consists of accrued rent payments to various landlords subject to ongoing negotiations and settlement.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through November 14, 2023, which is the date the financial statements were available to be issued.

During the month of April 2023, the Company closed the Los Angeles location, which was not operatable at the time of the closure due to the growth of the Las Vegas location. The Company is streamlining their operational ability in Las Vegas.

During the month of August 2023, the Company divested their California liquor license as part of their Los Angeles location closure. The net proceeds for the transaction were approximately $12,250.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2022, the Company has an accumulated deficit of $17,072,284 and a net outflow of cash provided by operating activities of $1,838,076. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.